UNITED STATES
                     SECURITIES AND EXCHANGE COMMISSION
                          WASHINGTON, D.C. 20549

                                SCHEDULE 13D

                 UNDER THE SECURITIES EXCHANGE ACT OF 1934

                           ROBINSON NUGENT, INC.
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                              (Name of Issuer)

                               COMMON SHARES
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                       (Title of Class of Securities)

                                 770810109
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                               (CUSIP Number)

                                GREGG LARSON
                         ASSISTANT GENERAL COUNSEL,
                            ASSISTANT SECRETARY
                 MINNESOTA MINING AND MANUFACTURING COMPANY
                                 3M CENTER
                         ST. PAUL, MINNESOTA 55114
                               (651) 733-1110

                                   COPY:

                                JEAN HANSON
                  FRIED, FRANK, HARRIS, SHRIVER & JACOBSON
                             ONE NEW YORK PLAZA
                          NEW YORK, NEW YORK 10004
                               (212) 859-8000
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    (Name, Address and Telephone Number of Person Authorized to Receive
                        Notices and Communications)

                              October __, 2000
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          (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Sections 240.13d-1(e), 240.13d-1(f) or 240.13(g), check the following box. [ ]

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Section 240.13d-7(b) for other parties to whom copies are to be sent.

CUSIP No. 482050101

1   NAME OF REPORTING PERSON
    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

    MINNESOTA MINING AND MANUFACTURING COMPANY

2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP     (a)  [ ]
                                                         (b)  [ ]

3   SEC USE ONLY

4   SOURCE OF FUNDS

    00

5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
    PURSUANT TO ITEMS 2(d) or 2(e)                           [ ]

6   CITIZENSHIP OR PLACE OF ORGANIZATION

    DELAWARE

  NUMBER OF      7  SOLE VOTING POWER

   SHARES           - 0 -

 BENEFICIALLY    8  SHARED VOTING POWER

OWNED BY EACH       1,815,301 (FN1)

 REPORTING       9  SOLE DISPOSITIVE POWER

PERSON WITH         - 0 -

                10  SHARED DISPOSITIVE POWER

                    - 0 -

11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

    1,815,301<F1>

12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)             [ ]
    EXCLUDES CERTAIN SHARES

13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

    30.7%

14  TYPE OF REPORTING PERSON

    CO


[FN]
(1) Beneficial ownership of the common shares referred to herein is being reported hereunder solely because the reporting persons may be deemed to have beneficial ownership of such shares as a result of the Voting and Stock Option Agreement described in Items 3, 4, and 5 hereof. Neither the filing of this Schedule 13D nor any of its contents shall be deemed to constitute an admission by Minnesota Mining and Manufacturing Company that it is the beneficial owner of any of the common shares referred to herein for purposes of Section 13(d) of the Securities Exchange Act of 1934, as amended (the "Act"), or for any other purpose, and such beneficial ownership is expressly disclaimed.

ITEM 1.   Security and Issuer
          -------------------

     This statement on Schedule 13D (this "Schedule 13D") relates to common shares (the "Robinson Nugent Common Shares"), of Robinson Nugent, Inc. ("Robinson Nugent"). The address of Robinson Nugent's principal executive offices is 800 East Eighth Street, New Albany, IN 47151-1208.

ITEM 2.   Identity and Background
          -----------------------

          (a)-(c) and (f). This Schedule 13D is being filed by Minnesota Mining and Manufacturing Company, a Delaware corporation ("3M"). 3M is an integrated enterprise characterized by substantial intercompany cooperation in research, manufacturing and marketing of products. The address of 3M's principal business and principal office is Minnesota Mining and Manufacturing Company, 3M Center, St. Paul, Minnesota 55114.

          The name, business address, citizenship and present principal occupation of each executive officer and director of 3M are set forth in Annex I to this Schedule 13D, which is incorporated herein by reference.

          Other than executive officers and directors, there are no persons controlling 3M.

          (d)-(e) During the five years prior to the date hereof, neither 3M nor, to the best knowledge of 3M, any executive officer or director of 3M has been (i) convicted in a criminal proceeding (excluding traffic violations and similar misdemeanors) or (ii) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding has been or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

ITEM 3.   Source and Amount of Funds or Other Consideration
          -------------------------------------------------

          3M has not expended funds in connection with its acquisition of beneficial ownership of Robinson Nugent Common Shares. Such beneficial ownership has been derived from the provisions of the Voting and Stock Option Agreement (described in Item 4) and the irrevocable proxies granted pursuant thereto.

ITEM 4.   Purpose of Transaction
          ----------------------

          3M, Barbados Acquisition, Inc. ("Merger Sub") (a wholly owned subsidiary of 3M), and Robinson Nugent have entered into an Agreement and Plan of Merger (the "Merger Agreement"), dated as of October 2, 2000, pursuant to which Merger Sub will be merged with and into Robinson Nugent (the "Merger"). Robinson Nugent will be the surviving corporation in the Merger and will become a wholly-owned subsidiary of 3M.

          As a result of the Merger, each outstanding Robinson Nugent Common Share will be converted into the right to receive $19.00 worth of 3M common stock if the average closing trade price of 3M common stock is between $82 and $100 per share, as described in the merger agreement. The exchange ratio outside this collar will be fixed. The Merger Agreement is included as Exhibit 1 hereto and is incorporated herein by reference. Consummation of the Merger would result in the Robinson Nugent Common Shares being delisted from the Nasdaq National Market and in the termination of registration of the Robinson Nugent Common Shares under the Act.

          Simultaneously with the execution and delivery of the Merger Agreement, 3M entered into a Voting and Stock Option Agreement dated as of October 2, 2000 (the "Voting and Stock Option Agreement") with Robinson Nugent and certain shareholders of Robinson Nugent (the "Robinson Nugent Shareholders") with respect to their Robinson Nugent Common Shares and their options to purchase Robinson Nugent Common Shares, as follows: (i) Samuel C. Robinson - 1,115,360 Robinson Nugent Common Shares, (ii) James W. Robinson - 280,741 Robinson Nugent Common Shares and options to purchase 34,000 Robinson Nugent Common Shares, (iii) Patrick C. Duffy - 37,099 shares of Robinson Nugent Common Shares and options to purchase 88,000 Robinson Nugent Common Shares, and (iv) Larry W. Burke - 162,451 Robinson Nugent Common Shares and options to purchase 97,650 Robinson Nugent Common Shares. Each Robinson Nugent Shareholder has agreed to vote, or cause any holder of record of his Robinson Nugent Common Shares to vote, his Robinson Nugent Common Shares (including any Robinson Nugent Common Shares which such Robinson Nugent Shareholder may acquire after October 2, 2000) (the "Shares"), (a) in favor of the approval of the Merger Agreement and any action in furtherance thereof, and (b) against any proposal relating to (i) the acquisition of a business of Robinson Nugent or any of its subsidiaries, that constitutes 15% or more of the consolidated net revenues, net income or assets of Robinson Nugent or its subsidiaries, (ii) the acquisition of 15% or more of any class of equity securities of Robinson Nugent or any of its subsidiaries whose business constitutes 15% or more of the consolidated net revenues, net income or assets of the Company and its Subsidiaries, (iii) a tender offer or exchange offer that would result in any person beneficially owning 15% or more of the capital stock of Robinson Nugent, or (iv) a merger, consolidation, business combination, recapitalization, liquidation, dissolution or similar transaction involving Robinson Nugent or any of its subsidiaries whose business constitutes 15% or more of the consolidated net revenues, net income or assets of Robinson Nugent or any of its subsidiaries (each, an "Acquisition Proposal"). Each Robinson Nugent Shareholder has also granted an irrevocable proxy to 3M pursuant to the Voting and Stock Option Agreement, with full power of substitution and resubstitution, to vote the Robinson Nugent Common Shares then owned by such Robinson Nugent Shareholder (a) in favor of the approval of the Merger and the Merger Agreement and any action in furtherance thereof, and (b) against any Acquisition Proposal. Under the Voting and Stock Option Agreement, each Robinson Nugent Shareholder has also granted to 3M an irrevocable option (the "Option") to purchase his Shares at a price of $19 per share. 3M may exercise the Option in whole at any time prior to the earlier of (i) the effective time of the merger and (ii) fifteen business days after the date of termination of the Merger Agreement. The Robinson Nugent Common Shares held by the Robinson Nugent Shareholders represent approximately 30.7% of the outstanding Robinson Nugent Common Shares on a fully diluted basis as of October 2, 2000, as represented by Robinson Nugent in the Merger Agreement. The Voting and Stock Option Agreement is included as Exhibit 2 hereto and is incorporated herein by reference. 3M has been granted registration rights with respect to shares acquired by exercise of the Option.

          Pursuant to the Merger Agreement, the directors and officers of Merger Sub immediately prior to the effective time of the Merger will be the initial directors and officers of the surviving corporation in the Merger, each to hold office until their respective successors are duly elected and qualified. The Merger Agreement also provides that the articles of incorporation of Robinson Nugent will be amended at the effective time of merger to be in the form of Exhibit B to the Merger Agreement, and the bylaws of Merger Sub, as in effect immediately prior to the effective time of the Merger, will be the bylaws of the surviving corporation in the Merger.

          In connection with the signing of the Merger Agreement, Robinson Nugent amended its rights plan to make it inapplicable to the Merger, the Voting and Stock Option Agreement and the transactions contemplated thereby.

          Except as set forth in this Item 4, 3M has no plans or proposals which relate to or would result in any of the matters set forth in clauses
(a) through (j) of Item 4 of Schedule 13D.

          The preceding summary of certain provisions of the Merger Agreement and the Voting and Stock Option Agreement, copies of which are filed as exhibits hereto, is not intended to be complete and is qualified in its entirety by reference to the full text of such agreements.

ITEM 5.   Interest in Securities of the Issuer
          ------------------------------------

          (a) and (b). As a result of entering into the Voting and Stock Option Agreement, 3M may be deemed to own beneficially 1,815,301 Robinson Nugent Common Shares, which represent approximately 30.7% of the outstanding Robinson Nugent Common Shares on a fully diluted basis as of October 2, 2000, as represented by Robinson Nugent in the Merger Agreement. 3M has shared voting power with respect to the Shares, but only as to the matters specified in the Voting and Stock Option Agreement. Except as aforesaid, 3M does not have the power to vote or to direct the vote of the Shares, nor does it have the sole or shared power to dispose or to direct the disposition of the Shares.

          To the best of its knowledge, no executive officer or director of 3M beneficially owns any Robinson Nugent Common Shares.

          (c) Except for the execution of the Voting and Stock Option Agreement, there have been no transactions in Robinson Nugent Common Shares by 3M or, to the best knowledge of 3M, any of 3M's executive officers and directors during the past 60 days.

          (d) Not applicable.

          (e) Not applicable.

ITEM 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
          -------------------------------------------------------------

          Except as set forth in Item 3, 4 or 5, neither 3M nor, to the best knowledge of 3M, any of its directors or executive officers has any contracts, arrangements, understandings or relationships (legal or otherwise) with any other person with respect to any securities of Robinson Nugent.

ITEM 7.   Material to Be Filed as Exhibits
          --------------------------------

          Exhibit 1 --        Agreement and Plan of Merger dated as of
                              October 2, 2000, among Minnesota Mining and
                              Manufacturing Company, Barbados Acquisition,
                              Inc. and Robinson Nugent, Inc.

          Exhibit 2 --        Voting and Stock Option Agreement dated as of
                              October 2, 2000 between certain Shareholders party thereto, Minnesota Mining and
                              Manufacturing Company and Robinson Nugent,
                              Inc.

                                 SIGNATURE

          After reasonable inquiry and to the best of its knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.


                                       Minnesota Mining and Manufacturing
                                       Company

                                       By: /s/ Gregg M. Larson
                                          ---------------------------------
                                          Name:  Gregg M. Larson
                                          Title: Assistant Secretary


Dated:  October 12, 2000

                                  Annex I

           Executive Officers and Directors of Minnesota Mining
                         and Manufacturing Company

The name, present principal occupation or employment, and the name, principal business and address of any corporation or other organization in which such employment is conducted, of each of the directors and executive officers of Minnesota Mining and Manufacturing Company is set forth below. Each executive officer and each director of Minnesota Mining and Manufacturing Company is a citizen of the United States.

Name                    Business Address              Principal Occupation
----                    ----------------              --------------------

EXECUTIVE OFFICERS

Livio D. DeSimone       Minnesota Mining and          Chairman of the Board,
                        Manufacturing Company         and Chief Executive
                        3M Center                     Officer
                        St. Paul, Minnesota 55114

Harry C. Andrews        Minnesota Mining and          Executive Vice President,
                        Manufacturing Company         Electro and
                        3M Center                     Communications Markets
                        St. Paul, Minnesota 55114

Ronald O. Baukol        Minnesota Mining and          Executive Vice President,
                        Manufacturing Company         International Operations
                        3M Center
                        St. Paul, Minnesota 55114

John W. Benson          Minnesota Mining and          Executive Vice President,
                        Manufacturing Company         Health Care Markets
                        3M Center
                        St. Paul, Minnesota 55114

Robert J. Burgstahler   Minnesota Mining and          Vice President, Finance
                        Manufacturing Company         and Administrative
                        3M Center                     Services
                        St. Paul, Minnesota 55114

M. Kay Grenz            Minnesota Mining and          Vice President, Human
                        Manufacturing Company         Resources
                        3M Center
                        St. Paul, Minnesota 55114

Paul F. Guehler         Minnesota Mining and          Vice President,
                        Manufacturing Company         Research and Development
                        3M Center
                        St. Paul, Minnesota 55114

Charles E. Kiester      Minnesota Mining and          Senior Vice President,
                        Manufacturing Company         Engineering,
                        3M Center                     Manufacturing and
                        St. Paul, Minnesota 55114     Logistics

Moe S. Nozari           Minnesota Mining and          Executive Vice President,
                        Manufacturing Company         Consumer and Office
                        3M Center                     Markets
                        St. Paul, Minnesota 55114

David W. Powell         Minnesota Mining and          Vice President, Marketing
                        Manufacturing Company
                        3M Center
                        St. Paul, Minnesota 55114

Charles Reich           Minnesota Mining and          Executive Vice President,
                        Manufacturing Company         Specialty Material
                        3M Center                     Markets and Corporate
                        St. Paul, Minnesota 55114     Services

John J. Ursu            Minnesota Mining and          Senior Vice President,
                        Manufacturing Company         Legal Affairs and General
                        3M Center                     Counsel
                        St. Paul, Minnesota 55114

Harold J. Wiens         Minnesota Mining and          Executive Vice President,
                        Manufacturing Company         Industrial Markets
                        3M Center
                        St. Paul, Minnesota 55114

DIRECTORS

Livio D. DeSimone       Minnesota Mining and          Chairman of the Board,
                        Manufacturing Company         and Chief Executive
                        3M Center                     Officer, Minnesota Mining
                        St. Paul, Minnesota 55114     and Manufacturing Company

Linda G. Alvarado       Minnesota Mining and          President and Chief
                        Manufacturing Company         Executive Officer,
                        3M Center                     Alvarado Construction,
                        St. Paul, Minnesota 55114     Inc.

Ronald O. Baukol        Minnesota Mining and          Executive Vice President,
                        Manufacturing Company         International Operations
                        3M Center
                        St. Paul, Minnesota 55114

Edward A. Brennan       Minnesota Mining and          Retired Chairman of the
                        Manufacturing Company         Board, President and
                        3M Center                     Chief Executive Officer,
                        St. Paul, Minnesota 55114     Sears, Roebuck and Co.

Edward M. Liddy         Minnesota Mining and          Chairman, President and
                        Manufacturing Company         Chief Executive Officer,
                        3M Center                     The Allstate Corporation
                        St. Paul, Minnesota 55114

Aulana L. Peters        Minnesota Mining and          Partner, Gibson, Dunn &
                        Manufacturing Company         Crutcher LLP
                        3M Center
                        St. Paul, Minnesota 55114

Rozanne L. Ridgway      Minnesota Mining and          Former Assistant
                        Manufacturing Company         Secretary of State for
                        3M Center                     Europe and Canada
                        St. Paul, Minnesota 55114

Frank Shrontz           Minnesota Mining and          Chairman Emeritus, The
                        Manufacturing Company         Boeing Company
                        3M Center
                        St. Paul, Minnesota 55114

F. Alan Smith           Minnesota Mining and          Chairman, Advanced
                        Manufacturing Company         Accessory Systems, Inc.
                        3M Center
                        St. Paul, Minnesota 55114

Louis W. Sullivan       Minnesota Mining and          President, Morehouse
                        Manufacturing Company         School of Medicine
                        3M Center
                        St. Paul, Minnesota 55114

                               EXHIBIT INDEX

          Exhibit 1 --             Agreement and Plan of Merger dated as of
                                   October 2, 2000, among Minnesota Mining
                                   and Manufacturing Company, Barbados
                                   Acquisition, Inc. and Robinson Nugent,
                                   Inc.

          Exhibit 2 --             Voting and Stock Option Agreement dated
                                   as of October 2, 2000 between certain
                                   shareholders party thereto, Minnesota
                                   Mining and Manufacturing Company and
                                   Robinson Nugent, Inc.